UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Uni-Fuels Holdings Limited

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Successful close of Uni-Fuels 3M USD Commercial Paper Series 006 (UFU316) by Uni-Fuels’ wholly-owned subsidiary

Uni-Fuels Pte. Ltd., a Singapore subsidiary that is wholly owned by Uni-Fuels Holdings Limited, announced on October 19, 2026, that the offering of its Series 006 has closed on October 17, 2026, at 6 p.m. (Singapore time) and it has successfully raised US$3 million in gross proceeds from the issuance of the Series 006 tokens. The Series 006 tokens were listed on the ADDX Exchange on October 19, 2026, at 5.30 p.m. (Singapore time).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: October 19, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

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